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          William F. Hecht                              PP&L Resources, Inc.
       Chairman, President                            Two North Ninth Street
and Chief Executive Officer                         Allentown, PA 18101-1179

               [LOGO OF PENNSYLVANIA POWER & LIGHT APPEARS HERE]


                                August 14, 1998

To our Shareowners:

  PP&L Resources, Inc. ("Resources" or "Company") is offering to purchase up to 17,000,000 shares of its common stock (the "Shares"), or approximately 10% of the currently outstanding Shares, from existing shareowners. The price paid for the shares will not be in excess of $27.00 nor less than $24.50 per Share. On August 13, 1998, the last trading day prior to the announcement of the terms of this offer, the closing sales price per Share on the New York Stock Exchange was reported to have been $24.50.

  Resources is making this offer through the use of a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select a specific price within the price range at which you are willing to sell your shares and submit ("Tender") these Shares to Resources for possible sale at your designated price.

  At midnight on September 11, 1998 (unless the offer is extended to a later date), Resources will evaluate all Tenders received up until that date and determine the lowest price within the price range that will enable the Company to purchase up to 17,000,000 shares (the "Purchase Price"). This Purchase Price will then be paid for all Shares purchased pursuant to this offer, even for those shares that were Tendered at a lower designated price. Shares that have been Tendered at a designated price that is above the Purchase Price will not be purchased and will be returned to the shareowners.

  If more than 17,000,000 Shares (or such increased number of Shares that the Company elects to purchase) have been properly tendered at or below the Purchase Price, the Company will purchase Tendered Shares on a pro rata basis, after the purchase of "odd" lot Shares. There will be no proration of Shares tendered by any shareowner owning beneficially an aggregate of less than 100 Shares ("odd lot") who Tenders all such Shares at or below the Purchase Price and completes the "Odd Lots" box on the enclosed Letter of Transmittal.

  Any shareowner whose Shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales. Any shareowner owning an aggregate of less than 100 shares whose Shares are purchased will avoid any applicable odd lot fees payable on sales of odd lots on the securities exchanges.

  IN ORDER TO TENDER SHARES UNDER THIS OFFER, SHAREOWNERS WITH SHARES REGISTERED IN THEIR OWN NAMES OR HELD IN THEIR ACCOUNTS IN THE COMPANY'S DIVIDEND REINVESTMENT PLAN MUST COMPLETE AND RETURN THE ENCLOSED LETTER OF TRANSMITTAL AND FOLLOW THE INSTRUCTIONS CONTAINED THEREIN. SHAREOWNERS WHO HOLD SHARES THROUGH A BROKERAGE FIRM OR BANK MUST INSTRUCT THEIR BROKER OR BANK TO TENDER ON THEIR BEHALF.

 Purpose of the Offer

  Electric utility companies, including PP&L, Inc. ("PP&L"), the electric utility subsidiary of Resources, have experienced and will continue to experience a significant increase in the level of competition in the energy supply market. Federal legislation has created a new class of independent power producers and open access to electric transmission systems for wholesale transactions. In addition, in December 1996 Pennsylvania enacted legislation (the "Customer Choice Act") to restructure the state's electric utility industry to create retail access to a competitive market for the generation of electricity.

  On June 15, 1998, the Pennsylvania Public Utility Commission (the "PUC") entered its order in PP&L's restructuring proceedings pursuant to the Customer Choice Act. Under the PUC order, PP&L estimated that it could recover about $2.5 billion in transition costs over 8 1/2 years--i.e., through June 30, 2007, which amount is
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significantly less than PP&L's request of over $4.0 billion in transition costs recoverable over 7 years. PP&L and numerous other parties filed legal challenges to the PUC order in state and federal courts.

  In July 1998, the PUC offered all parties to the restructuring proceeding the opportunity for substantive settlement discussions. On August 13, 1998, the PUC entered a tentative order approving a "Joint Petition for Full Settlement of PP&L, Inc.'s Restructuring Plan and Related Court Proceedings" (the "Settlement"). The terms and conditions of the Settlement represent a comprehensive resolution of all issues before the state and federal courts arising from challenges by certain parties, including PP&L, to the PUC order.

  The Settlement contemplates that PP&L will be permitted to recover $2.97 billion in transition costs over 11 years--i.e. from January 1, 1999 through December 31, 2009 (the "Transition Period"). The terms and conditions of the Settlement are described in more detail in the accompanying materials.

  As a result of the Settlement, PP&L recorded a total after-tax write-off of $948 million in the second quarter of 1998. This charge adjusts the value of PP&L's assets to a level which the Company anticipates will more closely reflect their value in the new competitive marketplace.

  The Company has developed a financial strategy, as described in more detail in Section 2 of the enclosed Order to Purchase, which is intended to position the Company for the new competitive environment in the electric utility industry. Two key components of the Company's strategy include a reduction in the Company's common stock dividend level and a reduction in the Company's permanent capitalization.

  Effective with the quarterly dividend payable October 1, 1998 to owners of record on September 10, 1998, the Company's quarterly common stock dividend will be reduced to $.25 per share ($1.00 annualized rate) from the previous level of $.4175 per share ($1.67 annualized rate). This dividend action better positions the Company to more effectively compete in the energy markets by increasing the Company's future financing flexibility. Additionally, it positions the Company's common stock for potential increased growth in market value by retaining a proportionately higher level of earnings in the business for reinvestment.

  The Tender for Shares is a method by which the Company will reduce its permanent capitalization. The price range established for the Tender allows those shareowners seeking a more income-oriented investment the opportunity to exit their investment in the Company on potentially more favorable terms than would otherwise be available. However, shareowners who choose not to Tender their shares are also in a position to potentially benefit from this transaction. Non-tendering shareowners will own a greater interest in a company with a potentially stronger earnings per share growth rate. Shares purchased pursuant to the Tender will receive the October 1 dividend.

  A number of specific aspects of the Tender are explained in the "Questions and Answers" found on the following pages, and a full description of the Tender is contained in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. If you desire to Tender your Shares, detailed instructions are contained in the accompanying materials. Questions and requests for assistance may be directed to the Company's Information Agent at (888) 750-5835.

  Neither the Company nor its Board of Directors makes any recommendation to any shareowner as to whether to Tender or refrain from Tendering Shares or as to the Purchase Price of any Tender. You must make your own decision whether to Tender Shares and, if so, how many Shares and at what price or prices Shares should be Tendered. The Company has been advised that none of its directors or executive officers intends to Tender any Shares pursuant to the offer.

                                          Sincerely,

                                          /s/ William F. Hecht

                                          William F. Hecht
                                          Chairman, President and
                                          Chief Executive Officer
Enclosures

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                             QUESTIONS AND ANSWERS
                             ABOUT THE TENDER OFFER
                  FOR THE COMMON STOCK OF PP&L RESOURCES, INC.

Q. WHY IS THE COMPANY CONDUCTING THIS TENDER OFFER?

A. As discussed in more detail in the enclosed Offer to Purchase, the tender offer is part of an overall financial strategy to position the Company for the anticipated future competitive environment in the electric utility industry. Two key components of the Company's strategy include a reduction in the Company's common stock dividend level and a reduction in the Company's permanent capitalization.

   Effective with the quarterly dividend payable October 1, 1998 to owners of record on September 10, 1998, the Company's quarterly common stock dividend will be reduced to $.25 per share ($1.00 annualized rate) from the previous level of $.4175 per share ($1.67 annualized rate). This dividend action better positions the Company to more effectively compete in the new energy market by increasing the Company's future financing flexibility. Additionally, it positions the Company's common stock for potential increased growth in market value by retaining a proportionately higher level of earnings in the business for reinvestment.

   The tender for shares is a method by which the Company will reduce its permanent capitalization. The price range established for the tender offer allows those shareowners seeking a more income-oriented investment the opportunity to exit their investment in the Company on potentially more favorable terms than would otherwise be available. However, shareowners who choose not to tender their shares are also in a position to potentially benefit from this transaction. Non-tendering shareowners will own a greater interest in a company with a potentially stronger earnings per share growth rate.

Q. HOW DOES THE TENDER OFFER WORK?

A. The tender offer will be conducted through the use of a procedure commonly referred to as a "Dutch Auction." This procedure allows you to either (i) select a specific price within the price range established by the Company at which you are willing to sell your shares and submit, or "tender," these shares to the Company for possible sale at your designated price or (ii) elect to accept the per share purchase price determined by the Company in accordance with the terms of the tender offer. At the end of the tender period, the Company will evaluate all tenders received up until that date and determine the lowest price within the price range that will enable the Company to purchase up to 17,000,000 shares (or such increased number of shares that the Company elects to purchase). This "purchase price" will then be paid for all shares purchased in the tender offer, even for those shares that were tendered at a lower designated price. Any shareowner whose shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales. Also, any shareowner owning an aggregate of less than 100 shares whose shares are purchased will avoid any applicable odd lot fees payable on sales of such odd lots on the securities exchanges.

Q. WHAT IF MY DESIGNATED PRICE IS ABOVE THE COMPANY'S PURCHASE PRICE?

A. Shares that have been tendered at a designated price that is above the purchase price will not be purchased and will be returned to the shareowners.

Q. WHAT IF MORE THAN 17,000,000 SHARES ARE TENDERED?

A. If more than 17,000,000 shares or such increased number of shares that the Company elects to purchase have been properly tendered at prices at or below the purchase price and not withdrawn prior to 12:00 Midnight, New York City time, on Friday, September 11, 1998, the Company will purchase these shares on a pro rata basis, after the purchase of odd lot shares. There will be no proration of shares tendered by any shareowner owning beneficially an aggregate of less than 100 shares ("odd lot") who tenders all such shares at or below the Purchase Price and completes the "Odd Lots" box on the enclosed Letter of Transmittal.

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Q. HOW DO I TENDER MY SHARES?

A. Shareowners with shares registered in their own names or held in their accounts in the Company's Dividend Reinvestment Plan must complete and return the enclosed Letter of Transmittal and follow the instructions contained therein. Shareowners who hold shares through a brokerage firm or bank must instruct their broker or bank to complete and return a Letter of Transmittal on their behalf. In either case, the Letter of Transmittal must be returned to the Depositary by September 11, 1998.

Q. WILL I RECEIVE THE OCTOBER DIVIDEND IF I TENDER MY SHARES?

A. Yes. Any shares tendered pursuant to the tender offer will be outstanding on September 10, 1998, the record date for the October 1, 1998 dividend. As a result, the shareowner in whose name such shares are registered on September 10, 1998 will receive the October 1, 1998 dividend even if such shares are purchased by the Company pursuant to the tender offer.

Q. CAN I WITHDRAW MY TENDER OR CAN THE COMPANY WITHDRAW THE TENDER OFFER?

A. Tendered shares may be withdrawn at any time until 12:00 Midnight, New York City time, on Friday, September 11, 1998, unless the tender offer is extended by the Company. Under certain circumstances discussed in the Offer to Purchase, the Company may withdraw the tender offer until 12:00 Midnight, New York City time, on Friday, September 11, 1998.

Q. WHAT IF I HAVE LOST OR MISPLACED MY SHARE CERTIFICATES, HOW DO I PARTICIPATE IN THE OFFER?

A. Contact Norwest Bank Minnesota at (800) 468-9716 immediately for assistance.

Q. IF I DON'T WANT TO PARTICIPATE IN THE OFFER, MUST I TAKE ANY ACTION?

A. No.

Q. WHAT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

A. Contact Innisfree M&A Incorporated, the Information Agent for the tender offer, at (888) 750-5835 with any questions on the terms and conditions of the tender offer.

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